GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

04 JAN 28 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0174/04/LTR

21 January 2004

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

04012435

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 12 January 2004 (*Increase of Shareholding in Target Realty Limited*);
- 15 January 2004 (*Increase in shareholding in subsidiaries and associated company – Cairns Garden Development Pte Ltd, Montville Investments Pte Ltd, Brighton Development (S) Pte Ltd*); and
- 15 January 2004 (*Announcement by Subsidiary, Millennium & Copthorne Hotels plc – Board Changes*)

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 1/28

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 17 OF 12.01.2004
Announcement No. 17

04 JAN 28 AM 7:21

CITY DEVELOPMENTS LIMITED

Increase of Shareholding in Target Realty Limited

At the close of the Exit Offer for Target Realty Limited ("TRL") on 27 November 2003, City Developments Limited (the "Company") and its subsidiaries (collectively the " Group") held 222,306,339^ ordinary shares of $0.05 in the share capital of TRL ("TRL Shares") representing 98.0% of TRL's issued and paid-up capital.

The Exit Offer is as defined and described in greater detail in the circular issued by TRL dated 20 October 2003 ("Circular").

Separate from the Exit Offer, dissenting shareholders of TRL also had the right under and subject to Section 215(3) of the Companies Act, Chapter 50 of Singapore ("Act"), to require the Company to acquire their shares in TRL on the same terms and conditions on which the Mandatory Offer (as defined in the Circular) was made. From the close of the Exit Offer on 27 November 2003 to the expiry of such right on 23 December 2003, the Company was required by dissenting shareholders of TRL to acquire a further 1,668,076 TRL Shares, representing 0.7% of TRL's issued and paid-up capital.

The Company wishes to announce that the Group's total interest in TRL has therefore increased to 223,974,415 TRL Shares representing 98.7% of TRL's issued and paid-up capital.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Company Secretaries

^ This figure included:-

(a) 221,735,371 TRL Shares, comprising TRL Shares held by the Group before the completion of the Share Transfer and TRL Shares acquired pursuant to the Share Transfer, the Mandatory Offer, the Exit Offer and TRL Shares acquired from the dissenting shareholders of TRL under Section 215(3) of the Act (all as defined in the Circular); and

(b) 570,968 TRL Shares that the Company was bound to acquire from the dissenting shareholders of TRL under Section 215(3) of the Act as at 27 November 2003.

Submitted by Enid Ling Peek Fong, Company Secretary on 12/01/2004 to the SGX

MASNET No. 57 OF 15.01.2004
Announcement No. 57

CITY DEVELOPMENTS LIMITED

Increase in shareholding in subsidiaries and associated company
(1) Cairns Garden Development Pte Ltd
(2) Montville Investments Pte Ltd
(3) Brighton Development (S) Pte Ltd

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that the Company had on 23 December 2003 entered into separate sale and purchase agreements with Mitsui & Co., Ltd for the purchase of shares in Cairns Garden Development Pte Ltd, Montville Investments Pte Ltd and Brighton Development (S) Pte Ltd from Mitsui & Co., Ltd. The consideration for the shares in each of the companies were arrived at on a willing buyer willing seller basis. Details relating to the acquisition of shares by the Company are set out below:

			% Shareholding held by CDL	
Name of company	No. of Shares of $1 each acquired	Consideration	Before acquisition	After Acquisition
Cairns Garden Development Pte Ltd	300,000	$208,938.00	60%	90%
Montville Investments Pte Ltd	200,000	$216,916.00	60%	80%
Brighton Development (S) Pte Ltd	5,000,000	$5,110,010.00	33.3%	50%

The acquisition of the additional shareholding interests in the abovementioned companies is not expected to have any material financial effect on the Company.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid acquisitions.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 15/01/2004 to the SGX

MASNET No. 41 OF 15.01.2004
Announcement No. 41

CITY DEVELOPMENTS LIMITED

Announcement by Subsidiary, Millennium & Copthorne Hotels plc - Board Changes

15 January 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Board Changes

We attach herewith a copy of the subject announcement released today by our subsidiary, Millennium & Copthorne Hotels plc, for your information.

M&C board1.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Embargoed for release at 7.00am on 15 January 2004

MILLENNIUM & COPTHORNE HOTELS PLC

BOARD CHANGES

15 January 2004

The Board of Millennium & Copthorne Hotels plc (the Group) announces that John Wilson (62) is to retire on 1 March 2004 after six years as Chief Executive. John will continue to provide support to the Group after that date for sufficient time to ensure a smooth handover. In the meantime, Tony Potter (Chief Operating Officer) and Wong Hong Ren (Executive Director) will take on the responsibilities of joint interim Chief Executives.

Both Tony Potter and Wong Hong Ren have been part of John's executive team for many years and have complementary skills.

The Board also announces that David Thomas, Group Finance Director and Company Secretary, has given notice of his decision to leave the Group to become Finance Director of the GAME Group plc. He has agreed to stay until July, if required.

The search for replacements is already underway and announcements will be made in due course.

The Group will announce its Preliminary results on 19 February 2004. The Board confirms that overall Group performance is expected to be in line with previous guidance.

Mr Kwek Leng Beng, Chairman, said:
"We will be very sorry to see John retire. Since he joined as Chief Executive, John has been at the forefront of the Group's development, overseeing its transformation into a truly global player. On behalf of the Board and everyone in the company, I wish to extend our thanks to John for his important role in leading the growth of the Group and wish him every happiness in his forthcoming retirement."

"We would also like to take this opportunity to thank David Thomas for his significant contribution since he joined in 1998 and wish him well in his new position."

John Wilson, Chief Executive, said:
"It has been an honour to have been Chief Executive of the Group for the last six years and I am proud of the Group's development. At this time I would like to thank my colleagues, and Chairman Kwek Leng Beng in particular, for their unstinting support during my period in office.

"However, for some while now I have been contemplating retirement and the Chairman and Board have agreed to my wish to retire in 2004. My immediate priority is to give my full help and support to the transitional arrangements which have been put in place and I will continue to be available for consultation and advice for some time going forward."

David Thomas, Finance Director, said:
"During my five years with the Group it has been transformed from primarily a UK regional operator to an international hotel group. It has been a difficult decision to leave but GAME Group plc provides a new challenge for me."

Embargoed for release at 7.00am on 15 January 2004

Enquiries to:-

John Wilson
Millennium & Copthorne 020 7872 2444

Nick Claydon/Kate Miller
Brunswick Group Limited 020 7404 5959

Notes to editors:

Tony Potter

Tony Potter joined the Group as Chief Operating Officer and was appointed a Director in 1999. He has played a key role in growing the brand awareness of the Group and has also implemented a new sales and marketing programme. He was previously Chief Executive Officer at Choice Hotels Europe and prior to that held several senior positions with Hilton International of which he was a director. These positions included Managing Director of their UK business, Senior Vice President of Europe and Senior Vice President of both the USA and Canada.

Wong Hong Ren

Wong Hong Ren joined the Group as a non-executive director at its flotation in 1996 and was appointed as an executive director in 2001. He played a vital role in both the initial flotation of the Group and in the Group's subsequent major and strategic cross-border acquisitions. He has made significant contributions to the Group in the key areas of investment, finance, market planning and operational strategies.